UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 Haharash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On June 7, 2024, ODDITY Tech Ltd. (the “Company”) furnished a Form 6-K that included, as Exhibit 99.1, a press release (the “Original Press Release”) announcing a share buyback program and revised guidance for its second fiscal quarter ending June 30, 2024. The Original Press Release contained a clerical error. On June 7, 2024, the Company issued a corrected press release.

A copy of the corrected press release is furnished as Exhibit 99.1 to this Form 6-K/A. Other than correction of the clerical error described in the corrected press release furnished herewith, no changes have been made to the Original Press Release.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of ODDITY Tech Ltd., dated June 7, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: June 7, 2024